

May 19, 2015

Stephen P. Smith
President
Columbia Pipeline Group, Inc.
5151 San Felipe Street, Suite 2500
Houston, Texas 77056

> **Re: Columbia Pipeline Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed May 8, 2015**
> **File No. 001-36838**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Financial Statements for the Three Months Ended March 31, 2015

Condensed Statements of Consolidated Equity (Unaudited), page F-15

1. Please revise footnote (1) to your equity statement to better explain why selling an additional interest in Columbia OpCo to the MLP resulted in an increase to the amount of equity attributable to NiSource and a decrease to the amount of equity attributable to the noncontrolling interest.

Note 4. Transactions with Affiliates, page F-18

2. You indicate on page F-19 under the heading "Short-term Borrowings" that the subsidiaries of CPG are in a net borrower position of the money pool as of March 31,

2015. Please reconcile this statement to the fact that your consolidated financial statements reflect a receivable from the money pool that greatly exceeds your outstanding borrowings from the money pool.

3. We note the discussion of CPG's revolving credit agreement on page F-19 and the discussion of the MLP's revolving credit facility in Note 5. We also note your disclosure that both revolving credit agreements include an exception to the limitation on restricted payments for distributions of available cash, as permitted by their organizational documents. Please explain to us how you considered the applicability of Rule 4-08(e) of Regulation S-X and of Schedule I. As part of your response, please explain to us in more detail the limitations on payments of dividends and distributions and the exceptions to those limitations.

Financial Statements for the Year Ended December 31, 2014

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-35

4. We note your revision at the top of page F-36 to indicate that any material subsequent events that occurred through May 8, 2015 have been properly recognized or disclosed in the financial statements. Please reconcile your inclusion of events through May 8, 2015 within this audited footnote to the audit opinion date of March 13, 2015. Please have your auditors dual-date their audit opinion to encompass this subsequent events disclosure, move this subsequent events disclosure to a separate footnote that is clearly labeled as unaudited, or revise this subsequent events disclosure to match the existing date of the audit opinion and solely describe any consideration of subsequent events that occurred after March 13, 2015 within your unaudited interim financial statements.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director